UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Central Federal Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

15346Q103

(CUSIP Number)

January 24, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346Q103

1.	Names of Reporting Persons Uni Capital LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 260,000 (See Item 4)

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 260,000 (See Item 4)

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 260,000 (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) PN

*              The number of shares reported are held directly by Uni Capital LP and are also reported on the cover pages for the other reporting persons.

CUSIP No. 15346Q103

1.	Names of Reporting Persons Uni Capital GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 260,000 (See Item 4)

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 260,000 (See Item 4)

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 260,000 (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) 00

*              The number of shares reported are held directly by Uni Capital LP and are also reported on the cover pages for the other reporting persons.

CUSIP No. 15346Q103

1.	Names of Reporting Persons Reid S. Buerger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 260,000 (See Item 4)

	6.	Shared Voting Power - 0 -

	7.	Sole Dispositive Power 260,000 (See Item 4)

	8.	Shared Dispositive Power - 0 -

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 260,000 (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person (See Instructions) IN

*              The number of shares reported are held directly by Uni Capital LP and are also reported on the cover pages for the other reporting persons.

Item 1.
	(a)	Name of Issuer Central Federal Corporation
	(b)	Address of Issuer’s Principal Executive Offices 2923 Smith Road Fairlawn, Ohio 44333

Item 2.
(a)

Name of Person Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(1) Uni Capital LP (“Uni Capital”);

(2) Uni Capital GP LLC (“GP”); and

(3) Reid S. Buerger;

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The shares of common stock reported in this Schedule 13G are owned directly by Uni Capital.  GP is the general partner of Uni Capital, and Mr. Buerger is the sole Board member of GP, and they therefore may be deemed to have beneficial ownership of the shares owned directly by Uni Capital.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of each of the Reporting Persons is 7111 Valley Green Road, Fort Washington, PA 19034.
(c)

Citizenship
Uni Capital is a limited partnership organized under the laws of the State of Delaware; GP is a limited liability company organized under the laws of the state of Delaware; and Mr. Buerger is a U.S. citizen.

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 15346Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

All ownership percentages of the securities reported herein are based upon 4,434,787 shares of common stock outstanding as of October 31, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 13, 2007.

The ownership of each of the Reporting Persons is presented below:

(a)

Amount beneficially owned:

Uni Capital is the direct owner of 260,000 shares of the common stock of the Issuer. The shares of common stock owned by Uni Capital may be deemed to be beneficially owned by GP and Mr. Buerger, as discussed in Item 2(a).  GP and Mr. Buerger each hereby disclaims any beneficial ownership of any shares directly held by Uni Capital.

(b) Percent of class: See Item 11 of each cover page. See also Item 4(a).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 2(a) and Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2008	UNI CAPITAL LP

	By:	Uni Capital GP LLC
	Its:	General Partner

	By:	/s/ Reid S. Buerger
	Its:	Sole Member

UNI CAPITAL GP LLC

	By:	/s/ Reid S. Buerger
	Its:	Sole Member

/s/ Reid S. Buerger

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

                The undersigned hereby agree as follows:

                                (i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

                                (ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 4, 2008	UNI CAPITAL LP

	By:	Uni Capital GP LLC
	Its:	General Partner

	By:	/s/ Reid S. Buerger
	Its:	Sole Member

UNI CAPITAL GP LLC

	By:	/s/ Reid S. Buerger
	Its:	Sole Member

/s/ Reid S. Buerger